Exhibit 12

WISCONSIN PUBLIC SERVICE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(Millions, except ratio)	2014 9 Months	2013	2012	2011	2010	2009

EARNINGS
Net income from continuing operations	$111.9	$137.9	$134.8	$125.9	$135.0	$120.4
Provision for income taxes	66.7	81.9	62.6	73.2	78.0	68.0

Income from continuing operations before income taxes	178.6	219.8	197.4	199.1	213.0	188.4
Less: Undistributed earnings of less than 50% owned affiliates	(1.50)	(2.1)	(1.9)	(1.8)	(1.7)	(1.8)

Adjusted income from continuing operations before income taxes	177.1	217.7	195.5	197.3	211.3	186.6
Total fixed charges as defined	47.5	48.9	44.8	51.3	56.9	58.5

Total earnings as defined	$224.6	$266.6	$240.3	$248.6	$268.2	$245.1

FIXED CHARGES
Interest expense	$42.9	$43.7	$42.5	$49.5	$54.4	$54.0
Allowance for funds used during construction	3.5	3.8	0.9	0.2	0.3	2.0
Interest factor applicable to rentals	1.1	1.4	1.4	1.6	2.2	2.5

Total fixed charges as defined	$47.5	$48.9	$44.8	$51.3	$56.9	$58.5
Preferred stock dividend requirements *	3.7	4.9	4.5	5.2	5.2	4.9

Total fixed charges and preferred stock dividend requirements	$51.2	$53.8	$49.3	$56.5	$62.1	$63.4

RATIO OF EARNINGS TO FIXED CHARGES	4.7	5.5	5.4	4.8	4.7	4.2

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	4.4	5.0	4.9	4.4	4.3	3.9

* Represents preferred stock dividend requirements of WPS computed by dividing the preferred stock dividend requirements by 100% minus the income tax rate.